SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Nyxio Technologies Corporation
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

67086D 107
(CUSIP Number)

Giorgio Johnson
c/o Nyxio Technologies Corporation
2156 NE Broadway
Portland, OR 97232
503-719-4132

(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

With a copy to:
Mark C. Lee, Esq.
Greenberg Traurig, LLP
1201 K Street, Suite 1100
Sacramento, California 95814

July 5, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67086D 107

1		NAME OF REPORTING PERSONS Giorgio Johnson
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,125,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,125,000(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,125,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.83% (1)
14		TYPE OF REPORTING PERSON (See Instructions) IN
(1) Based on 38,378,295 shares of Common Stock outstanding on July 5, 2011.

CUSIP No. 67086D 107

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, $0.001 par value per share (“Common Stock”) of Nyxio Technologies Corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 2156 NE Broadway, Portland, OR  97232.

Item 2.	Identity and Background

(a)           This Schedule 13D is being filed by Giorgio Johnson (the “Reporting Person”).

(b)           The business address of the Reporting Person is c/o Nyxio Technologies Corporation, 2156 NE Broadway, Portland, OR  97232.

(c)           The Reporting Person is a director and the President and Chief Executive Officer of the Issuer.  The business address of the Issuer is 2156 NE Broadway, Portland, OR  97232.

(d)           During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)            The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person acquired 19,125,000 shares (the “Shares”) of Common Stock and a warrant (the “Warrant”) to purchase up to 37,500,000 shares of Common Stock (“Warrant Shares”), at the exercise price of $0.01 per share, in exchange for shares (the “Nyxio-OR Shares”) of the capital stock of Nyxio Technologies Corporation, an Oregon corporation (“Nyxio-OR”), in connection with the acquisition of Nyxio-OR’s outstanding shares by the Issuer through a voluntary share exchange with the shareholders of Nyxio-OR (the “Selling Shareholders”), pursuant to a Share Exchange Agreement, dated July 5, 2011 (the “Agreement”), by and among the Issuer, on the one hand, and Nyxio-OR and the Selling Shareholders, on the other hand.  The Warrant shall be exercisable with respect to 9,375,000 Warrant Shares for each $1,000,000 of realized revenue by the Issuer as reported on the Company’s audited consolidated financial statements as prepared pursuant to the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder, during the 24-month period from July 1, 2011.  The Warrant (and the right to purchase securities upon exercise thereof) shall terminate two years from the date of issuance of the Warrant  The Agreement was filed with the Securities and Exchange Commission (the “SEC”) on July 11, 2011 on a Current Report on Form 8-K.

Item 4.	Purpose of the Transaction

The Reporting Person received the Shares and the Warrant in exchange for the Nyxio-OR Shares under the Agreement.

Subject to on going evaluation, except as set forth above, the Reporting Person has no current plans or proposals which relate to or would result in any of the following:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

CUSIP No. 67086D 107

(b)           An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)           Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)            Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)           The Reporting Person beneficially owns 19,125,000 shares of Common Stock, which represent approximately 49.83% of the outstanding shares of Common Stock.

(b)           The Reporting Person has sole power to vote and sole power to dispose of 19,125,000 shares of Common Stock, which represent approximately 49.83% of the outstanding shares of Common Stock.

(c)           No transactions in the Issuer’s Common Stock were effected during the past 60 days by the Reporting Person except as set forth in Item 3 above.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the transaction stated in Item 3 above.

Item 7.	Material to be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  July 5, 2011

/s/ Giorgio Johnson
Giorgio Johnson